05037338

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 28 2005 WASH. D.C. 213 SECTION

SEC FILE NUMBER
8-50400

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CU Investment Solutions, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
9701 Renner Blvd., Suite 350
(No. and Street)

Lenexa (City) | Kansas (State) | 66219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David A. Dickens (913) 227-6066
(Area Code – Telephone No.)
President and CEO

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – of individual, state last, first, middle name)

One Kansas City Place, 1200 Main Street, Suite 2000 (Address) | Kansas City (City) | Missouri (State) | 64105 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I David Dickens affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of CU Investment Solutions, Inc. as of December 31, 2004, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President

Title

Notary Public

JENNIFER L. HOGAN
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 11/29/08

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statements of Financial Condition.
- ☐ (c) Statements of Operations.
- ☐ (d) Statements of Cash Flows.
- ☐ (e) Statements of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CU Investment Solutions, Inc.

(A Wholly Owned Subsidiary of U.S. Central Credit Union)

Statement of Financial Condition

December 31, 2004

Contents

Report of Independent Registered Public Accounting Firm 1

Audited Statement of Financial Condition

Statement of Financial Condition 2
Notes to Statement of Financial Condition 3

Report of Independent Registered Public Accounting Firm

The Board of Directors
CU Investment Solutions, Inc.
Lenexa, Kansas

We have audited the accompanying statement of financial condition of CU Investment Solutions, Inc. (the Company) as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Kansas City, Missouri
February 18, 2005

0502-0618454

CU Investment Solutions, Inc.
(A Wholly Owned Subsidiary of U.S. Central Credit Union)

Statement of Financial Condition

December 31, 2004

Assets	
Cash and cash equivalents	$ 982,013
Receivables:	
Due from affiliates	112,500
Advisory fees	7,442
Accrued interest	917
Total receivables	120,859
Securities owned, at fair value	3,312,456
Deferred income taxes	75,856
Other assets	3,964
Total assets	$4,495,148
Liabilities and stockholders' equity	
Liabilities:	
Accounts payable and accrued expenses	$ 200,333
Due to affiliates	73,742
Total liabilities	274,075
Stockholder's equity:	
Common stock, no par value, 2,000 shares authorized, 800 shares issued and outstanding	4,066,909
Retained earnings	154,164
Total stockholder's equity	4,221,073
Total liabilities and stockholder's equity	$4,495,148

See accompanying notes.

0502-0618454

Notes to Statement of Financial Condition

December 31, 2004

1. Nature of Organization

CU Investment Solutions, Inc. (the Company) is registered with the Securities and Exchange Commission as a securities broker and dealer under the Securities Exchange Act of 1934 and is also a registered investment adviser with the State of Kansas. The Company is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. The Company was incorporated in Kansas on December 21, 1988, and is a wholly owned subsidiary of U.S. Central Credit Union (U.S. Central). The Company provides services to U.S. Central, corporate credit unions, and natural person credit unions throughout the United States.

The Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, customers. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934, under paragraph (k)(2)(i) of that Rule.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statement of the Company. These accounting policies conform with accounting principles generally accepted in the United States and reflect practices appropriate to the industry in which the Company operates.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of the amounts of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers cash and all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

2. Summary of Significant Accounting Policies (continued)

Securities Transactions

Securities transactions of customers are recorded on a settlement date basis, generally within three business days after trade date, with related transaction revenue recorded on a trade-date basis. Securities transactions executed for the Company are recorded on a trade-date basis. In certain cases, another broker and dealer or customer will fail to deliver securities to the Company and, as a result, the Company will fail to deliver securities to the counterparty to the transaction. The Company promptly forwards securities upon receipt and settles cash when the security is delivered.

As of December 31, 2004, securities owned consisted of a highly rated asset-backed security and a federal government agency security, which are carried at fair value based on quoted market prices for those or similar securities.

Income Taxes

The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the difference between the financial statement and the tax bases of assets and liabilities using enacted rates. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. No valuation allowance has been recorded as of December 31, 2004 and 2003. The Company files federal and state income tax returns on a separate company basis.

3. Related-Party Transactions

Through a master service agreement, the Company is authorized and appointed to effect sales of financial instruments or products issued or provided by U.S. Central, including but not limited to U.S. Central shares and share certificates and such other financial instruments or products U.S. Central may offer. In its capacity as adviser, the Company provides advice to U.S. Central with respect to new product development, structuring of financial products and services, and customer support. The fees for providing these services are negotiated with U.S. Central and do not necessarily represent the fees that would have been charged by a third party.

3. Related-Party Transactions (continued)

U.S. Central and its subsidiaries provide various shared support services for the Company, including market risk reporting, accounting, legal, brokerage and clearance costs, personnel administration, office space, Web page maintenance, and data processing services. The fees charged to the Company are based on U.S. Central's costs to provide the services and do not necessarily represent the cost that would be charged by a third party for these services.

Amounts due to or from affiliates represent receivables or payables with U.S. Central or its subsidiaries.

As discussed further in Note 8, the Company has a line-of-credit agreement and a master repurchase agreement with U.S. Central.

4. Income Taxes

Deferred income taxes are recorded based upon differences between the financial statement and tax bases of assets and liabilities. Deferred income tax assets consist of the following:

	December 31, 2004
Deferred income tax assets:	
Accrual for compensated absences	$11,414
State and federal net operating loss carryforward	64,442
Net deferred income tax asset	$75,856

No valuation allowance was considered necessary as of December 31, 2004, as management of the Company believes it is more likely than not the results of future operations will generate sufficient taxable income to realize the deferred tax assets. As of December 31, 2004, the Company has federal net operating loss carryforwards of $134,455 that begin to expire in 2023 and $386,134 of state net operating loss carryforwards that begin to expire in 2012.

5. Net Capital Requirements

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires minimum net capital to be the greater of $100,000 or 6 2/3% of aggregate indebtedness. As of December 31, 2004, the Company had net capital, as defined, of $3,008,021, which exceeded the minimum requirement of $100,000 by $2,908,021. Also, the ratio of aggregate indebtedness to net capital for the Company may not exceed 15:1. As of December 31, 2004, the ratio of aggregate indebtedness to net capital for the Company was 0.09 to 1.

6. Benefit Plans

U.S. Central sponsors two defined contribution plans in which employees of the Company may elect to participate. Under the terms of the first plan, participants are eligible to participate in the plan immediately and may elect to contribute a percentage of their salary to the plan. After the participant completes one year of service, the Company matches 50% of the participant contribution, up to 6% of the salary of the participant. The employer matching contributions vest immediately.

Under the terms of the second defined contribution plan, the Company contributes 5% of participants' salaries. Employees are eligible to participate after completing one year of service and vest in employer contributions over a four-year period.

7. Business Risk and Concentrations

In the normal course of business, the Company acts in the capacity of principal in executing and settling securities transactions. Business risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of settlement. The Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled. The settlement of open transactions as of December 31, 2004, did not have a material adverse effect on the statement of financial condition of the Company.

As of December 31, 2004, the Company provided its advisory and transaction services solely to corporate credit unions and natural person credit unions throughout the United States. As such, the Company's business is reliant upon its relationship with U.S. Central and the credit union industry.

8. Commitments

As a source of liquidity, the Company has entered into an arrangement with U.S. Central, whereby U.S. Central may extend credit to the Company in an amount up to $5 million. All advances under this agreement shall be secured by assets controlled by the Company, bear a rate of interest determined by U.S. Central, and, unless otherwise requested by the Company, be for a period of one day. As of December 31, 2004, there were no amounts outstanding under this facility.

As an additional source of liquidity, the Company has entered into a Master Repurchase Agreement with U.S. Central whereby the Company may sell securities to U.S. Central under an agreement to repurchase the same securities at a later date. As of December 31, 2004, no amounts were outstanding under this agreement.